                                                                                                        Exhibit 12

                                               TAUBMAN CENTERS, INC.

                          Computation of Ratios of Earnings to Combined Fixed Charges and
                                       Preferred Dividends and Distributions
                                           (in thousands, except ratios)

                                                                                  Six Months Ended June 30
                                                                                  ------------------------
                                                                                 2002                  2001
                                                                                 ----                  ----

Net Earnings from Continuing Operations                                    $      11,124         $      27,385

   Add back:
       Fixed charges                                                              65,280                70,970
       Amortization of previously capitalized interest (1)                         1,688                 1,099

    Deduct:
       Capitalized interest (1)                                                   (3,533)              (20,240)
                                                                           --------------        --------------

Earnings Available for Fixed Charges
  and Preferred Dividends and Distributions                                $      74,559         $      79,214
                                                                           =============         =============

Fixed Charges
    Interest expense                                                       $      41,393         $      30,180
    Capitalized interest                                                           2,571                16,396
    Interest portion of rent expense                                               1,268                 1,271
    Proportionate share of Unconsolidated Joint
      Ventures' fixed charges                                                     20,048                23,123
                                                                           -------------         -------------
       Total Fixed Charges                                                 $      65,280         $      70,970
                                                                           -------------         -------------

Preferred Dividends and Distributions                                             12,800                12,800
                                                                           -------------         -------------

    Total Fixed Charges and Preferred
      Dividends and Distributions                                          $      78,080         $      83,770
                                                                           =============         =============

Ratio of Earnings to Fixed Charges and
  Preferred Dividends and Distributions                                             0.95 (2)              0.95

(1)      Amounts include TRG's pro rata share of capitalized  interest and  amortization of previously  capitalized interest of the Unconsolidated Joint Ventures.
(2)      Earnings  available for fixed charges and preferred  dividends and  distributions  are less than the total of fixed charges and preferred dividends and distributions by approximately $3.5 million.